Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated June 14, 2012

JPMorgan Chase 270 Park Avenue, New York, NY 10017-2070 NYSE symbol: JPM www.jpmorganchase.com

Release : IMMEDIATE

JPMORGAN CHASE & CO. ANNOUNCES A CAP
TO THE ISSUANCES OF THE ALERIAN MLP INDEX ETNS (NYSE ARCA: AMJ)

New York, June 14, 2012 — JPMorgan Chase & Co. (NYSE: JPM) announced today that the maximum number of Alerian MLP Index ETNs (NYSE Arca: AMJ) authorized for issuance will be 129 million ETNs.  This size limitation does not affect the weekly repurchase rights at the option of note holders described in the reopening pricing supplement and the product supplement relating to the ETNs.  Other exchange traded notes, structured notes and debt securities issued by JPMorgan Chase & Co. are not affected by this maximum issuance authorization.

As a result of this determination, the current market capitalization of the maximum number of ETNs authorized for issuance, calculated by multiplying the $36.39 closing price of the ETNs on June 13, 2012 by the maximum number of ETNs authorized for issuance, would be equal to $4,694,310,000.  As of June 13, 2012, JPMorgan Chase & Co. has issued 117,950,000 ETNs with an aggregate market capitalization of $4,292,200,500, based on the $36.39 closing price of the ETNs on June 13, 2012.   The current market capitalization of the ETNs held by investors equals the number of ETNs issued as of June 13, 2012 multiplied by the closing price of the ETNs on June 13, 2012, excluding approximately 2.5 million ETNs held by an affiliate of JPMorgan Chase & Co. for secondary market purposes.  Accordingly, the difference in current market capitalization of ETNs authorized for issuance and the current market capitalization of the ETNs held by investors is approximately $500 million.

As disclosed in amendment no. 6 to reopening pricing supplement no. 1 relating to the ETNs under the heading “Selected Risk Considerations — Many Economic and Market Factors Will Impact the Value of the Notes,” the market value of the ETNs may be influenced by, among other things, supply and demand for the notes, including inventory positions with any market maker.

It is possible that the maximum issuance authorization, as described above, may influence the market value of the ETNs.  Due to market supply and demand, the price of the ETNs may trade at a premium above their indicative note value. Any ETN price premium may subsequently decrease resulting in financial loss to sellers who paid this price premium.  ETN investors should always consult their financial advisors before purchasing or selling ETNs, especially ETNs with premium characteristics.

The reopening pricing supplement and the product supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov.  In addition, updated information about the number of ETNs issued and outstanding will be available at www.jpmorganetns.com or by calling a member of the JPMorgan Alerian ETN team at 1-800-576-3529.

Media contact: Jennifer Zuccarelli, 212-270-7433, jennifer.r.zuccarelli@jpmorgan.com

J.P. Morgan Chase & Co.
News Release

About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.3 trillion and operations in more than 60 countries.  The firm is a leader in investment banking, financial services for consumers, small businesses and commercial banking, financial transaction processing, asset management and private equity.  A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves millions of consumers in the United States and many of the world’s most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors.  This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the product supplement and the pricing supplement if you so request by calling toll-free 800-576-3529.

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